UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.O. Thomas & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2106 New Road - Suite A6
(No. and Street)

Linwood	NJ	08826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Risley, Jr. President/CCO — 609-927-4044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John W. Risley _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
L. O. Thomas & Co., Inc. _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



Signature

CEO/Managing Member
Title



Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

L.O. Thomas & Co., Inc.

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2020

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

L.O. Thomas & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal period without exception.

L.O. Thomas & Co., Inc.

I, John W. Risley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



John W. Risley

President / CCO / CEO

Title: CEO

L.O. Thomas & Co., Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2020

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Stockholder of
L.O. Thomas & Co., Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of L.O. Thomas & Co., Inc. as of December 31, 2020, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of L.O. Thomas & Co., Inc. as of December 31, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.O. Thomas & Co., Inc. 's management. My responsibility is to express an opinion on L.O. Thomas & Co., Inc. 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to L.O. Thomas & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of L.O. Thomas & Co., Inc. 's financial statements.

The supplemental information is the responsibility of L.O. Thomas & Co., Inc. 's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as L.O. Thomas & Co., Inc. auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 15, 2021

L.O. Thomas & Co., Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets

Cash	$	30,175
Commissions receivable		19,122
Prepaid expenses		15,084
Fixed assets, office equipment net of accumulated depreciation of $25,133		0
Total Assets	$	64,381

LIABILITIES & STOCKHOLDER EQUITY

Liabilities

Current Liabilities

Accounts payable & accrued expenses	$	4,747
Commissions payable		13,450
Income tax payable		750
Total Liabilities		18,947

Stockholder Equity

Common Stock, no par value, 1,000 shares authorized 100 issued and outstanding	30,000
Additional paid-in-capital	5,900
Retained earnings	9,534
Total Stockholder Equity	45,434

TOTAL LIABILITIES & STOCKHOLDER EQUITY	$	64,381

"See accompanying notes to financial statements."

L.O. Thomas & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2020

REVENUES

Commissions, net of clearing fees	$	239,986
Mutual fund and 12b-1 fees		650,537
Other revenue		347,392
Interest income		1
Total Revenues		1,237,916

EXPENSES

Commissions	911,655
Occupancy	28,800
Compensation and benefits	51,140
Regulatory fees	20,303
Legal and professional	11,125
Technology and communication	12,410
General and administrative	41,200
Travel and entertainment	4,802
Depreciation	239
Total Expenses	1,081,674
Income before income tax	156,242
Income tax	350
Net Income	$ 155,892

"See accompanying notes to financial statements."

L.O. Thomas & Co., Inc.

Statement of Changes in Stockholder Equity

Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder Equity
	Shares	Amount			
Balance, December 31, 2019	100	$ 30,000	$ 5,900	$ 699	$ 36,599
Net Income				155,892	155,892
Distributions paid to shareholder				(147,057)	(147,057)
Balance, December 31, 2020	100	$ 30,000	$ 5,900	$ 9,534	$ 45,434

"See accompanying notes to financial statements."

L.O. Thomas & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	155,892
Adjustments to Reconcile Net income to Net Cash Provided By Operating Activities:		
Depreciation Expense		239
(Increase) Decrease in:		
Commissions receivable		13,261
Prepaid expenses		413
Increase (Decrease) in:		
Accounts payable and accrued expenses		2,397
Commissions payable		(11,366)
Income tax payable		(1,150)
Net cash provided by Operating Activities		159,686
Cash Flows From Investing Activities		
Cash Flows From Financing Activities		
Distribution paid to shareholder		(147,057)
Net cash used in Financing Activities		(147,057)
Net cash increase for the period		12,629
Cash at beginning of period		17,546
Cash at end of period	$	30,175
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Taxes Paid	$	350

"See accompanying notes to financial statements."

Note 1- Organization and Nature of Business

L.O. Thomas & Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (" FINRA") and the Securities Investor Protection Corporation ("SIPC"). The transactions are conducted on a fully disclosed basis with other broker-dealers. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 Section (k)(2)(ii) of the rule.

The Company is registered and conducts business from their office located in Linwood, New Jersey, and is registered to conduct business in other states. The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market business and individuals.

Note 2 - Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2020.

(d) Commissions

The commission based revenue is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

(e) Office Equipment

Office equipment is stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair cost are expensed as incurred. Depreciation has been computed using the straight-line method for financial statement reporting and various accelerated methods allowable for income tax purposes. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and the resulting gains or losses are reflected in income.

(f) Commissions receivable

Commissions receivable have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all amounts recorded on the books are deemed collectible.

(g) Accounts Payable

Accounts payable consist of all operating liabilities that can be matched to the period the goods or services were incurred.

(h) Income Taxes

The Company elected to be taxed for Federal and New Jersey state income tax purposes as an S-Corporation. Under this structure, the shareholder is liable for any Federal or State income tax due. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company's tax returns and the amount of income or loss allocable to the shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the shareholder and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(h) Income Taxes - continued

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2020. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2016.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that   the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets   or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

(j)   Advertising and Marketing

Advertising and marketing costs in the amount of $300 are expensed as incurred.

(k)   General and Administrative Expenses

General and administrative costs are expensed as incurred.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $28,276, which was $23,276 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .6701 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption.

Note 4 - Concentrations

Concentration of Cash

The Company maintains its cash at one financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020. As of December 31, 2020 there were no cash balances held in any accounts that were not fully insured.

Concentration of Clearing Broker

The Company uses one clearing broker for all clearing services. At December 31, 2020 commissions receivable of $6,893 was due from this broker.

The Company received revenue from three funds resulting in revenues exceeding ten percent of the Companies total revenues.

Note 5 - Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 6 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2020 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

From time to time the Company and its stockholders are the subject of litigation, inquires from Regulatory Agencies and arbitration claims. As of December 31, 2020 the Company is not a subject of litigation inquiries from any regulatory agencies or any other arbitration claims.

Note 7 - Related Party Transactions

The Company leases office space from its sole stockholder under a month to month operating lease. The lease requires monthly payments of $2,800 with the lease to continue at the same rate on a year-to-year basis. The Company made lease payments of $28,800 to the stockholder during the year. It is anticipated that in the normal course of business, leases that expire will be renewed or replaced with similar leases.

In addition, the Company paid the stockholder a salary in the amount of $51,140 and reimbursed the stockholder for various travel and overhead expenses.

Note 8 - Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2020 the Company had implemented such policies and procedures.

Note 9 - Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customer's".

Note 10 - Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 15, 2021 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Note 11 - COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2020

L.O. Thomas & Co., Inc.
COMPUTATION OF NET CAPITAL
Year Ended December 31, 2020

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity from Statement of Financial Condition		$ 45,434
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for net capital Total Credits		45,434
Add:		
Liabilities sunordinated to claims of general creditors allowable		
In computation of net capital		0
Other (deductions) or allowable liabilities		0
Total Debits		0
Total capital and allowable subordinated liabilities		45,434
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		(17,158)
Net Capital before haircuts on securities positions		28,276
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):		0
Net Capital		$ 28,276

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		$ 1,263
Minimum capital requirement		5,000
Net capital in excess of requirements		$ 23,276
Ratio of Aggregate Indebtedness to Net Capital		.6701 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2020)

Net Capital, as reported in Company's Part II unaudited Focus Report		$ 28,276
Net Capital, per above		28,276
Difference		$ -

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2020.

L.O. Thomas & Co., Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED December 31, 2020

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by L.O. Thomas & Co., Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

L.O. Thomas & Co., Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2020

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, L.O. Thomas & Co., Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2020 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholder of
L.O. Thomas & Co., Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.O. Thomas & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.O. Thomas & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) L.O. Thomas & Co., Inc. stated that L.O. Thomas & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. L.O. Thomas & Co., Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.O. Thomas & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 15 , 2021

L.O. Thomas & Co., Inc.

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2020

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

L.O. Thomas & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal period without exception.

L.O. Thomas & Co., Inc.

I, John W. Risley, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By:



John W. Risley

President/CEO/CCO

Title: CEO

L.O. Thomas & Co., Inc.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2020

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

L.O. Thomas & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by L.O. Thomas & Co., Inc. and and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of L.O. Thomas & Co., Inc. for the year ended December 31, 2020 , solely to assist you and SIPC in evaluating L.O. Thomas & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.O. Thomas & Co., Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2.. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 15, 2021

L.O. Thomas & Co., Inc.
SIPC General Assessment Reconciliation
December 31, 2020

General Assessment Calculation

Total Revenue	$	1,237,915
Deductions		(1,109,561)
SIPC Net Operating Revenues		128,354
Rate		0.0015
General Assessment Due		193
Less Payments: SIPC 6		(88)
Plus: Interest		-
Remaining Assessment Due		105
Paid with SIPC 7		(104)
Balance Due	$	1

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.